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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                         Commission File Number: 333-47986

                           NOTIFICATION OF LATE FILING
                            SCHEDULE 14C INFORMATION


(Check One):

( ) Form 10-K  ( ) Form 11-K   ( ) Form 20-F    (X) Form 10-Q and Form 10-QSB
( ) Form N-SAR

                 For Period Ended: June 30, 2002

                 [ ] Transition Report on Form 10-K
                 [ ] Transition Report on Form 20-F
                 [ ] Transition Report on Form 11-K
                 [ ] Transition Report on Form 10-Q and Form 10-QSB
                 [ ] Transition Report on Form N-SAR
                 For the Transition Period Ended:______________________


Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - Registrant Information

                                  Telkonet Inc.
                   ------------------------------------------
                             Full Name of Registrant


                   ------------------------------------------
                           Former Name if Applicable

                               902A Commerce Road
                   ------------------------------------------
            Address of Principal Executive Office (Street and number)


                              Annapolis, MD 21401
                   ------------------------------------------
                            City, State and Zip Code



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                       PART II- Rule 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expenses and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed. (Check appropriate box.)

The Registrant hereby represents that:

[_] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III - Narrative

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q,10-QSB, N-SAR, or the transition report portion could not be filed within the prescribed period(Attached extra sheets if needed).

The Registrant lacked certain financial data and other information required from third parties to complete the filing within the required time period. Such data and information could not have been made available without unreasonable effort and expense.

                          PART IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification:


Stephen Sadle                410                897-5900
----------------          ----------           -------------
   (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[ ] Yes [X] No


Telkonet Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2002            By:   /s/ J. Gregory Fowler
                                           -------------------------------------
                                           J. Gregory Fowler,
                                           President and Chief Executive Officer